EXHIBIT 3

Trade Date	Shares of common stock	Purchase/Sale	Price per share
December 17, 2024	5,000	Purchase	$11.27
December 18, 2024	125,000	Purchase	$11.25
December 19, 2024	25,000	Purchase	$10.97
December 20, 2024	75,000	Purchase	$10.69
December 30, 2024	17,817	Purchase	$10.36
January 17, 2025	41,384	Purchase	$5.72
January 21, 2025	85,203	Purchase	$6.18
January 22, 2025	125,000	Purchase	$6.00
January 23, 2025	75,000	Purchase	$5.77
February 11, 2025	3,132,930	Sale	$3.26
February 12, 2025	56,023	Sale	$3.65
February 13, 2025	509,957	Sale	$3.51